Exhibit 99.2

NICE Selected as the Financial Services Finalist in 2021
Microsoft Partner of the Year Award Program

NICE honored for demonstrating excellence in innovation and implementation of customer solutions addressing financial services

Hoboken, N.J., July 8, 2021 — NICE (Nasdaq: NICE) today announced it has been selected as the financial services finalist in the 2021 Microsoft Partner of the Year Award Program. NICE was chosen from among a global field of 4,400 top Microsoft partners for its innovation and excellence in delivering digital transformation solutions for financial services firms based on Microsoft technology.

“As more financial services firms turn to Microsoft Teams and Azure to digitally transform customer experiences and business operations, they still need to be mindful of global regulations around capturing these interactions,” said Chris Wooten, Executive Vice President, NICE. “As one of the first companies to offer a certified capture solution for Microsoft Teams, hosted in Microsoft Azure, NICE addresses this challenge. NICE is providing financial services firms with a framework for digital transformation success, enabling firms to communicate and collaborate with customers in new ways and deliver exceptional experiences in a compliant manner. As a leader in the financial services arena, we are honored to have been selected from among thousands of nominations for this prestigious award, and look forward to working with Microsoft on new innovations in the future.”

The Microsoft Partner of the Year Awards acknowledge outstanding successes and innovations by partners in over 100 countries and in a wide variety of categories, including partner competencies, cloud to edge technologies, entrepreneurial spirit and social impact. Award recipients are selected in a variety of categories based on their commitment to customers, the impact of their solutions, and their exemplary use of Microsoft technologies.

“I am honored to announce the winners and finalists of the 2021 Microsoft Partner of the Year Awards,” said Rodney Clark, corporate vice president, Global Partner Solutions, Channel Sales and Channel Chief, Microsoft. “These remarkable partners have displayed a deep commitment to building world-class solutions for customers—from cloud-to-edge—and represent some of the best and brightest our ecosystem has to offer.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.